Exhibit (b)(1)

September 1, 2011

Reno NewCo., Inc.

14 Sbar Boulevard

Moorestown, NJ 08057

Attention: Mr. Adolph Piperno

Up to $77,500,000 Senior Secured Credit Facility

Mr. Piperno:

Wells Fargo Bank, National Association (“WF”) is pleased to offer to be the sole lender (in such capacity, the “Lender”) for an up to $77,500,000 Senior Secured Credit Facility (the “Senior Credit Facility”) to Reno NewCo., Inc., a Pennsylvania corporation (“Merger Sub” or “you”), which is a newly formed entity controlled by Mr. Adolph Piperno and/or his affiliates (collectively, the “Sponsor”), which will acquire (the “Acquisition”), directly or indirectly, all of the shares of capital stock of A.C. Moore Arts & Crafts, Inc., a Pennsylvania corporation (“ACMAC”) (together with its subsidiaries, the “Target” or, immediately following the consummation of the Acquisition, the “Borrower”), upon and subject to the terms and conditions set forth in this letter (this “Commitment Letter”) and in the Summary of Terms and Conditions attached as Exhibit A hereto and incorporated herein by this reference (the “Term Sheet”).

The commitment of WF hereunder is subject to the satisfaction of each of the following conditions precedent in a manner acceptable to WF: (a) prior to the consummation of the Senior Credit Facility there shall be no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of the Borrower or any of its subsidiaries; (b) the negotiation, execution and delivery of definitive documentation for the Senior Credit Facility consistent with the Term Sheet and otherwise reasonably satisfactory to WF (the “Definitive Documentation”); (c) no change shall have occurred since January 1, 2011 in the condition, assets or business of the Borrower, except such changes that have not had or would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect (as defined in the Agreement and Plan of Merger relating to the Acquisition (the “Merger Agreement”)); and (d) the conditions precedent set forth in the Term Sheet shall be satisfied. WF is prepared, subject to the satisfaction of the conditions set forth above, to close and fund the Senior Credit Facility at the time of the consummation of the Acquisition.

Notwithstanding anything in this Commitment Letter, the Term Sheet or the Definitive Documentation (or any other agreement or undertaking) to the contrary, the only representations and warranties the accuracy of which shall be a condition to availability of the Senior Credit Facility on the date of the closing of the merger as contemplated by the Merger Agreement (the “Closing Date”) shall be (A) those representations and warranties made by ACMAC set forth in the Merger Agreement a breach of which would be material and adverse to the interests of the Lender (the “Merger Agreement Representations”); provided that, notwithstanding anything set forth in this Commitment Letter, the Term Sheet or the Definitive Documentation (or any other agreement or undertaking) to the contrary, a failure of any Merger Agreement Representation to be true and correct shall not result in a failure of a condition to the initial availability of the Senior Credit Facility, unless such failure results in a failure of a condition precedent to your obligation to effect the Acquisition or such failure gives you the right (determined without regard to any notice requirement) to terminate your obligations (or to refuse to consummate the Acquisition) under the Merger Agreement and (B) the Specified Representations (as defined below). For purposes hereof, “Specified Representations” means the representations and warranties set forth in the Definitive Documentation relating to (i) corporate or other organizational existence, (ii) organizational power and authority (as to execution, delivery and performance of the Definitive Documentation), (iii) the due authorization, execution, delivery and enforceability of the Definitive Documentation, (iv) solvency on a consolidated basis, (v) no conflicts of Definitive Documentation with charter documents or material laws, (vi) Federal Reserve margin regulations, (vii) the Patriot Act and OFAC, (viii) the Investment Company Act, (ix) status of the Senior Credit Facility and the related guaranties as senior debt (to the extent applicable), and, subject to permitted liens and the limitations set forth in the prior sentence, creation, validity, perfection and priority of security interests. This paragraph shall be referred to herein as the “Certain Funds Provision”.

You represent, warrant and covenant that (a) the financial projections concerning ACMAC and its subsidiaries delivered to WF on August 17, 2011, and any financial projections concerning ACMAC and its subsidiaries that are thereafter provided to WF by you or any of your representatives (or on your or their behalf) (the “Projections”) have been or will be prepared in good faith based upon assumptions believed to be reasonable when made (it being understood that projections are, by their nature, inherently uncertain, should not be viewed as fact and actual results may vary materially from the Projections), and (b) all written information, other than Projections, which has been or is hereafter made available to WF by you or any of your representatives (or on your or their behalf) in connection with any aspect of the transactions contemplated hereby, as and when furnished, is and will be to the best of your knowledge complete and correct in all material respects (after giving effect to all supplements thereto), and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading (the Projections and the information contemplated by subsection (b), the “Information”). You agree to furnish us with further and supplemental Information from time to time until the date of the initial borrowing under the Senior Credit Facility (the “Closing Date”) so that the representations, warranties and covenants in the immediately preceding sentence are correct on the Closing Date as if the Information were being furnished, and such representations, warranties and covenants were being made, on such date. In issuing this commitment, WF is and will be using and relying on the Information without independent verification thereof.

By executing this Commitment Letter, you agree to reimburse WF from time to time on demand for all reasonable out-of-pocket fees and expenses, including, but not limited to, (a) the reasonable fees, disbursements and other charges of Riemer & Braunstein, LLP, as counsel to WF, and (b) due diligence expenses incurred in connection with the Senior Credit Facility, the preparation of the definitive documentation therefor and the other transactions contemplated hereby.

You agree to indemnify and hold harmless WF and its affiliates and their respective officers, directors, employees, agents, advisors and other representatives (each, an “Indemnified Party”) from and against (and will reimburse each Indemnified Party as the same are incurred for) any and all claims, damages, losses, liabilities and expenses (including, without limitation, the reasonable fees, disbursements and other charges of counsel) that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or by reason of (including, without limitation, in connection with any investigation, litigation or proceeding or preparation of a defense in connection therewith) (a) any matters contemplated by this Commitment Letter, or (b) the Senior Credit Facility and any other financings, or any use made or proposed to be made with the proceeds thereof except to the extent such claim, damage, loss, liability or expense is found in a final, nonappealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or willful misconduct, a material breach of any Indemnified Party’s obligation under this Commitment Letter, or any dispute among Indemnified Parties. In the case of an investigation, litigation or proceeding to which the indemnity in this paragraph applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by you, your equity holders or creditors or an Indemnified Party, whether or not an Indemnified Party is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated. You also agree that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to you or your subsidiaries or affiliates or to your or their respective equity holders or creditors arising out of, related to or in connection with any aspect of the transactions contemplated hereby, except to the extent of direct, as opposed to special, indirect, consequential or punitive, damages as determined in a final, nonappealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or willful misconduct. Notwithstanding any other provision of this Commitment Letter, no Indemnified Party shall be liable for any damages arising from the use by others of Information or other materials obtained through electronic telecommunications or other information transmission systems, other than for direct or actual damages resulting from the gross negligence or willful misconduct of such Indemnified Party as determined by a final and nonappealable judgment of a court of competent jurisdiction.

This Commitment Letter and the contents hereof are confidential and, except for disclosure hereof or thereof (i) on a confidential basis to the Sponsor’s and your respective officers, directors, employees, co-investors, accountants, attorneys, consultants, investment bankers, and other professional advisors in connection with the Senior Credit Facility, (ii) on a confidential basis to ACMAC and its officers, directors, shareholders, employees, co-investors, accountants, attorneys, consultants, investment bankers, and other professional advisors, or (iii) as may be compelled in a judicial or administrative proceeding (including any public filing in connection with the Acquisition) or otherwise required by law, may not be disclosed in whole or in part to any person or entity without our prior written consent. WF hereby notifies you that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Act”), it is required to obtain, verify and record information that identifies you, which information includes your name and address and other information that will allow WF to identify you in accordance with the Act.

You acknowledge that WF or its affiliates may be providing financing or other services to parties whose interests may conflict with yours. WF agrees that it will not furnish confidential information obtained from you to any of its other customers and that it will treat confidential information relating to you and your affiliates with the same degree of care as it treats its own confidential information. WF further advises you that it will not make available to you confidential information that it has obtained or may obtain from any other customer. In connection with the services and transactions contemplated hereby, you agree that WF is permitted to access, use and share with any of its bank or non-bank affiliates, agents, advisors (legal or otherwise) or representatives any information concerning you or any of your affiliates that is or may come into the possession of WF or any of such affiliates.

In connection with all aspects of each transaction contemplated by this Commitment Letter, you acknowledge and agree that: (a) (i) the arranging and other services described herein regarding the Senior Credit Facility are arm’s-length commercial transactions between you and your affiliates, on the one hand, and WF, on the other hand, (ii) you have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate, and (iii) you are capable of evaluating, and understand and accept, the terms, risks and conditions of the transactions contemplated hereby; (b) (i) WF has been, is, and will be acting solely as a principal and, except as otherwise expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for you, any of your affiliates or any other person or entity and (ii) WF has no obligation to you or your affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein; and (c) WF and its affiliates may be engaged in a broad range of transactions that involve interests that differ from yours and those of your affiliates, and WF has no obligation to disclose any of such interests to you or your affiliates. To the fullest extent permitted by law, you hereby waive and release any claims that you may have against WF with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated by this Commitment Letter.

The provisions of the immediately preceding five paragraphs shall remain in full force and effect regardless of whether any definitive documentation for the Senior Credit Facility shall be executed and delivered, and notwithstanding the termination of this Commitment Letter or any commitment or undertaking of WF hereunder.

This Commitment Letter may be executed in counterparts which, taken together, shall constitute an original. Delivery of an executed counterpart of this Commitment Letter by telecopier or facsimile shall be effective as delivery of a manually executed counterpart thereof.

This Commitment Letter (including the Term Sheet) shall be governed by, and construed in accordance with, the laws of the State of New York. Each of you and WF hereby irrevocably waives any and all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Commitment Letter (including the Term Sheet), the transactions contemplated hereby and thereby or the actions of WF in the negotiation, performance or enforcement hereof. The commitments and undertakings of WF may be terminated by us if you fail to perform your obligations under this Commitment Letter on a timely basis.

This Commitment Letter (including the Term Sheet) embodies the entire agreement and understanding among WF, you and your affiliates with respect to the Senior Credit Facility and supersedes all prior agreements and understandings relating to the specific matters hereof. However, please note that the terms and conditions of the commitment of WF hereunder may not be limited to those set forth herein or in the Term Sheet, but those matters that are not covered or made clear herein or in the Term Sheet are subject to mutual agreement of the parties. No party has been authorized by WF to make any oral or written statements that are inconsistent with this Commitment Letter. This Commitment Letter is not assignable by you without WF’s prior written consent and is intended to be solely for the benefit of the parties hereto and the Indemnified Parties.

This Commitment Letter and all commitments and undertakings of WF hereunder will expire at 5:00 p.m. (Eastern time) on September 1, 2011 unless you execute this Commitment Letter and return it to us prior to that time, whereupon this Commitment Letter (including the Term Sheet) shall become binding agreements. Thereafter, all commitments and undertakings of WF hereunder will expire on November 29, 2011 unless definitive documentation for the Senior Credit Facility is executed and delivered and the Closing Date occurs on or prior to such date. In consideration of the time and resources that WF will devote to the Senior Credit Facility, you agree that, until such expiration, you will not solicit, initiate, entertain or permit, or enter into any discussions in respect of, any offering, placement or arrangement of any competing senior credit facility or facilities for the Borrower and its subsidiaries.

[THE BALANCE OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

We are pleased to have the opportunity to work with you in connection with this important financing.

Very truly yours,

WELLS FARGO BANK, NATIONAL ASSOCIATION

By:
Name:
Title:

ACCEPTED AND AGREED TO AS OF THE DATE FIRST ABOVE WRITTEN:

RENO NEWCO., INC.

By:
Name:
Title:

EXHIBIT A

RENO NEWCO.

SUMMARY OF TERMS AND CONDITIONS

UP TO $77,500,000 SENIOR CREDIT FACILITY (“SENIOR CREDIT FACILITY”)

September 1, 2011

BORROWER:	Reno NewCo., Inc., a Pennsylvania corporation (“Merger Sub”), which is a newly formed entity controlled by Mr. Adolph Piperno and/or his affiliates, which will acquire (the “Acquisition”), directly or indirectly, all of the shares of capital of A.C. Moore Arts & Crafts, Inc., a Pennsylvania corporation, (together with its subsidiaries, the “Target” or, immediately following the consummation of the Acquisition, the “Borrower”).

GUARANTORS:	The Senior Credit Facility, all cash management services, hedging arrangements and any other bank products entered into with Lender (or any affiliate thereof) will be guaranteed by (i) Reno Parent, LLC, a Delaware limited liability company (“Holdco”), which shall own all of the equity interests, directly or indirectly, of the Borrower, and (ii) each existing and future direct and indirect domestic subsidiary of the Target which does not become a Borrower (collectively, the “Guarantors”). All guarantees will be guarantees of payment and not of collection.

LENDER:	Wells Fargo Bank, National Association (“Lender”).

ISSUING BANK:	Wells Fargo Bank, National Association.

SENIOR CREDIT FACILITY:	A revolving facility in an aggregate amount of up to $77,500,000, which shall include a $20,000,000 sublimit for the issuance of standby and commercial letters of credit (each a “Letter of Credit”).

PURPOSE:	To finance a portion of the acquisition by Holdco of the Target and to finance other general corporate purposes and working capital of the Borrower, capital expenditures, permitted acquisitions, permitted distributions, and the issuance of standby and documentary letters of credit.

CLOSING DATE:	A mutually agreed upon date to be determined but in any event on or before the closing date required by the Merger Agreement (the “Closing Date”).

INTEREST RATES AND FEES:	As set forth in Addendum I.

MATURITY:	The Senior Credit Facility shall terminate and all amounts outstanding thereunder shall be due and payable in full five (5) years after the Closing Date.

AVAILABILITY:	Loans under the Senior Credit Facility (the “Loans”) and Letters of Credit (subject to the Letter of Credit sublimit set forth above) under the Senior Credit Facility may be made on a revolving basis up to the lesser of (i) $77,500,000 and (ii) the Borrowing Base (the “Loan Cap”).

The “Borrowing Base” shall be equal to the sum, at the time of calculation of (a) 90% of Eligible Credit Card Receivables; plus (b) the lesser of (i) 90% of the Appraised Value of Eligible Inventory, multiplied by the Cost of Eligible Inventory (net of Inventory Reserves) or (ii) 75% of the Cost of Eligible Inventory (net of Inventory Reserves); less (c) the then amount of all Availability Reserves, in each case, as such capitalized terms are defined in the Target’s existing Credit Agreement with Lender (the “Existing Credit Agreement”) with such changes as may be agreed between the Borrower and Lender.

MANDATORY PREPAYMENTS:	If at any time the aggregate amount of the Loans and Letters of Credit exceeds the Loan Cap as at such date of determination, then the Borrower will immediately repay outstanding Loans and, if necessary thereafter, cash collateralize Letters of Credit in an aggregate amount equal to such excess.

Upon the occurrence of a Prepayment Event (as defined in the Existing Credit Agreement) (subject to exceptions to be agreed between the Borrower and Lender) the net cash proceeds therefrom shall be applied by the Lender to repay outstanding Loans, and, if an Event of Default exists, to cash collateralize outstanding Letters of Credit. Any such amounts prepaid on an account of the Senior Revolving Facility shall not reduce the commitments and may be reborrowed.

During the continuation of a Cash Dominion Event, all amounts deposited in the Collection Account (as defined below) will be promptly applied by the Lender to repay outstanding Loans, and, if an Event of Default exists, to cash collateralize outstanding Letters of Credit.

OPTIONAL PREPAYMENTS AND COMMITMENT REDUCTIONS:	The Borrower may prepay the Senior Credit Facility in whole or in part at any time without premium or penalty, subject to reimbursement of breakage and redeployment costs in the case of prepayment of LIBOR borrowings. The commitments under the Senior Credit Facility may be irrevocably reduced or terminated by the Borrower at any time without premium or penalty.

SECURITY:	The Borrower and the Guarantors shall grant the Lender valid and perfected (which perfection shall be subject to certain exceptions to be set forth in the loan documentation and to the Certain Funds Provision) first priority liens and security interests in all of the following (the “Collateral”):

(a)	All present and future shares of capital stock of (or other ownership or profit interests in) each of their present and future subsidiaries.

(b)	All present and future intercompany debt of the Borrower and Guarantors.

(c)	All of the present and future personal property assets of the Borrower and Guarantors, including, but not limited to, machinery and equipment, inventory, furniture, fixtures, equipment and other goods, accounts receivable, fixtures, deposit and securities accounts, general intangibles, financial assets, investment property, license rights, patents, trademarks, tradenames, copyrights, chattel paper, insurance proceeds, contract rights, supporting obligations, letter-of-credit rights, commercial tort claims, hedge agreements, leaseholds, documents, instruments, indemnification rights, tax refunds, books and records and cash, generally consistent with the Existing Credit Agreement.

(d)	All proceeds and products of the personal property and assets described in clauses (a), (b) and (c) above.

The Collateral shall also secure the Borrower’s and Guarantors’ obligations in respect of the Senior Credit Facility and any cash management obligations, hedging arrangements and other bank products (including, without limitation, factoring and supply chain financing) entered into with or furnished by Lender or its affiliates.

CONDITIONS PRECEDENT TO CLOSING:	Subject to the Certain Funds Provision, the closing and the initial extension of credit under the Senior Credit Facility will be subject to satisfaction of the following conditions precedent:

(i)	Preparation, execution and delivery of definitive documentation with respect to the Senior Credit Facility (including a certified Borrowing Base certificate, and appropriate security documentation containing representations and warranties (as described under the heading “Representations and Warranties” herein), funding and yield protection provisions, covenants, events of default and other provisions as described in this Term Sheet and otherwise reasonably satisfactory to the Lender and generally consistent with the Existing Credit Agreement).

(ii)	All filings, recordations and searches requested in connection with the liens and security interests to reflect the valid and perfected first priority liens and security interests referred to above under Security shall have been duly made; all filing and recording fees and taxes shall have been duly paid and any landlord waivers and access letters requested by the Lender shall have been obtained. The Lender shall be satisfied with the amount, types and terms and conditions of all insurance maintained by the Borrower and Guarantors (which shall be generally consistent with the Target’s existing insurance) and shall have received endorsements naming the Lender as an additional insured or loss payee, as the case may be, under all insurance policies to be maintained with respect to the properties of the Borrower and its subsidiaries forming part of the Collateral.

(iii)	The Lender shall have received (A) satisfactory opinions of counsel to the Borrower and the Guarantors (which shall cover, among other things, authority, legality, validity, binding effect and enforceability of the documents for the Senior Credit Facility) and of appropriate local counsel and (B) such customary corporate resolutions and officer’s certificates, certified organizational documentation and good standing certificates as the Lender shall reasonably require, in each case reasonably satisfactory to the Lender.

(iv)	All governmental and third party consents and approvals necessary for the Borrower to consummate the financing shall have been obtained by Borrower.

(v)	All due diligence with respect to “know your customer” requirements shall be completed and satisfactory to the Lender, and the Lender shall have received and be satisfied with an updated inventory appraisal based on the Borrower’s inventory as of July 31, 2011, a detailed sources and uses and a pro-forma closing balance sheet.

(vi)	All accrued fees and expenses of the Lender (including the reasonable fees and expenses of counsel (including any local counsel)) shall have been paid.

(vii)	After giving effect to the first funding of any Loans under the Senior Credit Facility and the face amount of all Letters of Credit to be issued at, or immediately subsequent to, the establishment of the Senior Credit Facility, Excess Availability shall be not less than $20,000,000 (it being understood, for the avoidance of doubt, that all cash on hand of the Borrower on the Closing Date shall be applied to repay the loans outstanding under the Existing Credit Agreement). As used herein, “Excess Availability” shall mean an amount equal to (a) the Loan Cap minus (b) the amount of Loans and Letters of Credit outstanding under the Senior Credit Facility.

(viii)

The Lender shall be reasonably satisfied with the capital structure of the Borrower and Guarantors. Without limiting the foregoing, the Borrower and Guarantors shall not have any indebtedness for borrowed money outstanding on the Closing Date other than indebtedness under the Senior Credit Facility and other Permitted Indebtedness (as defined in the Existing Credit Agreement).

(ix)	The Lender shall be reasonably satisfied with the Merger Agreement and other acquisition documents for the Target. The Lender will review the Merger Agreement and other acquisition documents made available to it prior to the signing thereof. Once the Merger Agreement and such other acquisition documents have been approved by the Lender, this condition shall be modified to reflect such approval and this condition as to the Merger Agreement and those acquisition documents shall be thereafter limited to the right of the Lender to approve any material changes to the approved Merger Agreement and acquisition documents to the extent such changes would reasonably be expected to be materially adverse to the Lender.

(x)	The consummation of the merger (with all material conditions precedent set forth in the Merger Agreement having been satisfied or waived with the consent of the Lender) substantially on terms set forth in the Merger Agreement.

(xi)	After giving effect to the consummation of the transactions contemplated on the Closing Date (including any advances under the Senior Credit Facility), no Event of Default shall then exist.

CONDITIONS PRECEDENT TO ALL EXTENSIONS OF CREDIT:	Subject to the Certain Funds Provision, as follows: (i) all of the representations and warranties in the loan documentation shall be true and correct in all material respects (unless such representations and warranties are already qualified by materiality, in which case they shall be true and correct in all respects) as of the date of such extension of credit; (ii) no event of default that has not been waived in writing under the Senior Credit Facility or incipient default that has not been cured within any applicable cure period shall have occurred, or would result from such extension of credit; and (iii) in the case of any extension of credit under the Senior Credit Facility, the aggregate principal amount of all loans outstanding under the Senior Credit Facility and the aggregate undrawn amount of all Letters of Credit outstanding on such date, after giving effect to the applicable borrowing or issuance or renewal of a Letter of Credit, shall not exceed the Line Cap.

In addition, on or before December 31, 2011, the Lender shall have received a commercial finance examination of the Borrower and Guarantors.

REPRESENTATIONS AND WARRANTIES:	Subject to the Certain Funds Provision, and subject to exceptions and thresholds as may be mutually agreed, that are customary for transactions of this type taking into account the nature of the Borrower, and that are generally consistent with those in the Existing Credit Agreement, the following: (i) legal existence, qualification and power; (ii) due authorization and no contravention of law, contracts or organizational documents; (iii) governmental and third party approvals and consents; (iv) enforceability; (v) accuracy and completeness of specified financial statements and other information and no event or circumstance, either individually or in the aggregate, that has had or could reasonably be expected to have a Material Adverse Effect; (vi) no material litigation; (vii) no default; (viii) ownership of property (including disclosure of liens, properties, leases and investments); (ix) insurance matters; (x) environmental matters; (xi) tax matters; (xii) ERISA compliance; (xiii) identification of subsidiaries, equity interests and loan parties; (xiv) use of proceeds and not engaging in business of purchasing/carrying margin stock; (xv) status under Investment Company Act; (xvi) accuracy of disclosure; (xvii) compliance with laws; (xviii) intellectual property; (xix) solvency; (xx) no casualty; and (xxi) collateral documents.

COVENANTS:	The following (subject to exceptions and qualifications, as may be mutually acceptable to the Borrower and the Lender), customary for transactions of this type and are generally consistent with the covenants set forth in the Existing Credit Agreement:

(a)	Affirmative Covenants - (i) delivery of annual, quarterly and monthly financial statements, budgets and forecasts (including an updated business plan through 2012 in accordance with the terms of the Existing Credit Agreement); (ii) delivery of certificates and other information (including, without limitation, delivery of monthly Borrowing Base Certificates; provided that, from the Closing Date until the occurrence of a Trigger Event, and thereafter at any time that a Cash Dominion Event is continuing, Borrowing Base Certificates shall be delivered weekly; (iii) delivery of notices, including, without limitation, notices of any default, material adverse condition, ERISA event, material change in accounting or financial reporting practices, disposition of property, sale of equity, incurrence of debt; (iv) payment of obligations; (v) preservation of existence; (vi) maintenance of properties; (vii) maintenance of insurance; (viii) compliance with laws; (ix) maintenance of books and records; (x) inspection rights (including the ability of the Lender, in addition to the commercial finance examination set forth in the “Conditions Precedent to all Extensions of Credit” set forth above, to conduct (A) up to one (1) inventory appraisal and one (1) commercial finance examination in each fiscal year of the Borrower, at the Borrower’s expense, provided that, in the event that Excess Availability is at any time less than 40% of the Loan Cap, the Lender may conduct up to two (2) inventory appraisals and two (2) commercial finance examinations in each fiscal year of the Borrower, at the Borrower’s expense, and provided further that, in the event that Excess Availability is at any time less than 20% of the Loan Cap, the Lender may conduct up to three (3) inventory appraisals and three (3) commercial finance examinations in each fiscal year of the Borrower, at the Borrower’s expense, and (B) additional commercial finance examinations and appraisals at the expense of the Lender, or, if an Event of Default has occurred and is continuing, at the expense of the Borrower; (xi) use of proceeds; (xii) covenant to guarantee obligations, give security; (xiii) compliance with environmental laws; (xiv) further assurances; (xv) lien searches; (xvi) compliance with contractual obligations; (xvii) maintenance of cash management system acceptable to the Lender; and (xviii) maintenance of greater than $90,000,000 of book value inventory by the Borrower at all times.

(b)	Negative Covenants – Restrictions (with baskets to be mutually agreed) on (i) liens; (ii) indebtedness, (including guarantees and other contingent obligations); (iii) investments (including loans and advances and acquisitions); (iv) mergers and other fundamental changes; (v) sales and other dispositions of property or assets; (vi) payments of dividends and other distributions; (vii) changes in the nature of business; (viii) transactions with affiliates; (ix) burdensome agreements; (x) use of proceeds; (xi) amendments of organizational documents in a manner materially adverse to the Lender; (xii) changes in accounting policies, reporting practices or fiscal year; (xiii) prepayments of other indebtedness; and (xiv) modification or termination of documents related to certain indebtedness and/or other agreements.

(c)	Financial Covenant – The Borrower shall at all times maintain Excess Availability equal to 10% of the Loan Cap.

CASH DOMINION:	The Borrower and Guarantors will implement cash management procedures customary for facilities of this type and reasonably satisfactory to the Lender, including, but not limited to, customary lockbox arrangements and blocked account agreements, which will provide for the Lender to have control of certain deposit and securities accounts as required by the Lender. (A) Until the later of (i) December 31, 2012 and (ii) the occurrence of a Trigger Event (as defined below), and (B) thereafter at any time that a Cash Dominion Event (as defined below) shall have occurred and be continuing, the Borrower and the Guarantors will cause or direct all cash to be transferred daily to an account subject to a blocked account agreement or to an account of the Lender maintained with Wells Fargo Bank, National Association (the “Collection Account”). All amounts deposited or transferred into a blocked account during a Cash Dominion Event will be swept daily to the Collection Account. All amounts deposited into the Collection Account will be will be used to reduce exposure (without any reduction in commitments) under the Senior Credit Facility. A “Trigger Event” shall have occurred (a) when Excess Availability has exceeded thirty percent (30%) of the Loan Cap for forty-five (45) consecutive days and (b) no Event of Default then exists and is continuing. A “Cash Dominion Event” shall be have occurred upon any date that (a) Excess Availability is less than thirty percent (30%) of the Loan Cap, or (b) an Event of Default arises. The occurrence of a Cash Dominion Event shall be deemed continuing thereafter until a Trigger Event occurs; provided that a Cash Dominion Event shall be deemed continuing (even if a Trigger Event has occurred) at all times after a Cash Dominion Event has occurred and been discontinued on two (2) previous occasions after the Closing Date. The termination of a Cash Dominion Event shall in no way limit, waive or delay the occurrence of a subsequent Cash Dominion Event in the event that the conditions set forth in this section again arise.

EVENTS OF DEFAULT:	Usual and customary in transactions of this type, subject to grace periods and cure rights, where applicable, to be mutually agreed and generally consistent with the Existing Credit Agreement, including, without limitation, as follows: (i) nonpayment of principal, interest, fees or other amounts; (ii) failure to perform or observe covenants set forth in the loan documentation; (iii) any representation or warranty proving to have been incorrect in any material respect when made or confirmed; (iv) cross-default to other material indebtedness in an amount to be agreed; (v) bankruptcy and insolvency defaults; (vi) inability to pay debts; (vii) monetary judgment defaults in an amount to be agreed and material nonmonetary judgment defaults; (viii) customary ERISA defaults; (ix) actual or asserted (by any Borrower or any Guarantor) invalidity or impairment of any loan documentation; and (x) change of control.

INDEMNIFICATION:	The Borrower and Guarantors will indemnify and hold harmless the Lender, its affiliates, directors, officers, employees, Lenders and advisors from and against all losses, claims, damages, liabilities and expenses arising out of or relating to the Senior Credit Facility, the Borrower’s use of loan proceeds or the commitments, including, but not limited to, reasonable attorneys’ fees and settlement costs; provided that the foregoing indemnity shall not apply to losses, claims, damages, liabilities and expenses to the extent they are found by a final, non-appealable judgment of a court of competent jurisdiction to arise from the gross negligence or willful misconduct of any indemnified person. This indemnification shall survive and continue for the benefit of all such persons or entities.

GOVERNING LAW:	State of New York.

COUNSEL TO LENDER:	Riemer & Braunstein, LLP.

OTHER:	Each of the parties shall (i) waive its right to a trial by jury and (ii) submit to New York jurisdiction. The loan documentation will contain the additional terms set forth in Addendum I.

ADDENDUM I

PRICING, FEES AND EXPENSES

INTEREST RATES:	The interest rates per annum applicable to the Senior Credit Facility will be (i) LIBOR plus (b) the Applicable Margin (as hereinafter defined) or, at the option of the Borrower, (ii) (a) the Base Rate (to be defined as the highest of (x) the Wells Fargo Bank, National Association’s prime rate, (y) the Federal Funds rate plus 0.50%, or (z) LIBOR for an interest period of one month plus 1.00%) plus (b) the Applicable Margin. “Applicable Margin” means a percentage per annum to be determined in accordance with the pricing grid set forth below, to be adjusted quarterly based on average Excess Availability for the quarter most recently ended. The initial Applicable Margin on the Closing Date shall be set at Level III. In no event shall the Applicable Margin be set at Level I earlier than the 1st adjustment date occurring one full quarter after the Closing Date.

	PRICING GRID SENIOR CREDIT FACILITY

Level	Average Excess Availability	Applicable Margin for LIBOR Loans	Applicable Margin for Base Rate Loans
I	Greater than or equal to 50% of the Loan Cap	2.00%	1.00%

II	Less than 50% of the Loan Cap but greater than or equal to 25% of the Loan Cap	2.25%	1.25%

III	Less than 25% of the Loan Cap	2.50%	1.50%

The Borrower may select interest periods of one, two, or three months for LIBOR loans, subject to availability. Interest on LIBOR loans shall be payable at the end of the selected interest period, but no less frequently than quarterly. Interest on Base Rate loans shall be payable on the first day of each calendar month.

During the continuance of any Event of Default under the loan documentation, the Applicable Margin on obligations owing under the loan documentation may be increased by 2% per annum by notice to the Borrower.

UNUSED LINE FEE:	Commencing on the Closing Date, an unused line fee shall be payable quarterly at a rate per annum to be determined in accordance with the grid set forth below, to be adjusted quarterly based upon average Excess Availability for the quarter most recently ended.

Level	Average Excess Availability	Unused Line Fee
I	Greater than or equal to 50% of the Loan Cap	0.50%

II	Less than 50% of the Loan Cap	0.375%

LETTER OF CREDIT FEES:	Letter of Credit fees shall be payable on the maximum amount available to be drawn under each outstanding Letter of Credit at a rate per annum equal to (a) with respect to standby Letters of Credit, the Applicable Margin from time to time applicable to LIBOR loans less 0.50%, and (b) with respect to documentary Letters of Credit, one-half of the Applicable Margin from time to time applicable to LIBOR loans. Such fees will be payable quarterly in arrears, commencing on the first quarterly payment date to occur after the Closing Date.

CLOSING FEE:	The Borrower shall pay on the Closing Date, a closing fee to the Lender in an amount equal to $232,500.

COMMITMENT FEE:	The Borrower shall pay on the Closing Date, a commitment fee to the Lender in an amount equal to $77,500.

ADMINISTRATIVE FEE:	The Borrower shall pay on the Closing Date and an each anniversary thereof, an administrative fee to the Lender in an amount equal to $25,000 per annum.

CALCULATION OF INTEREST AND FEES:	All calculations of interest and fees shall be made on the basis of actual number of days elapsed in a 360 day year, except that interest computed by reference to the Base Rate at times when the Base Rate is based on the Wells Fargo Bank, National Association prime rate shall be computed on the basis of a year of 365 days (or 366 days in a leap year). All fees payable hereunder shall be fully earned when due and shall not be subject to refund or rebate under any circumstances. All fees payable hereunder will be paid in immediately available funds and shall not be subject to reduction by way of setoff, defense or counterclaim.

COST AND YIELD PROTECTION:	Customary for transactions and facilities of this type, including, without limitation, in respect of breakage or redeployment costs incurred in connection with prepayments, changes in capital adequacy and capital requirements or their interpretation, illegality, unavailability, reserves without proration or offset and payments free and clear of withholding or other taxes.

EXPENSES:	The Borrower will pay all reasonable out-of-pocket costs and expenses associated with the preparation, due diligence, administration, and closing of all loan documentation, including, without limitation, the fees for appraisers, field examiners, environmental site assessments, and counsel to Wells Fargo Bank, National Association, regardless of whether or not the Senior Credit Facility is closed. The Borrower will also pay the reasonable out-of-pocket expenses of Wells Fargo Bank, National Association connection with the enforcement of any of the loan documentation.